[Simpson Thacher & Bartlett LLP Letterhead]

August 17, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christian Windsor, Special Counsel, Office of Financial Services

Re:	People’s United Financial, Inc.
Registration Statement on Form S-4
Filed July 22, 2016
File No. 333-212655

Ladies and Gentlemen:

On behalf of People’s United Financial, Inc. (“People’s United”), we hereby submit for your review Amendment No. 1 to the above-referenced Registration Statement of People’s United (“Amendment No. 1”), originally filed with the Commission on July 22, 2016, pursuant to the Securities Act of 1933, as amended. For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement as originally filed, as well as four unmarked copies of Amendment No. 1.

Set forth below are the responses of People’s United, and where applicable those of Suffolk Bancorp (“Suffolk”), to the comments contained in the letter of the Staff of the Commission to People’s United, dated August 9, 2016. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

Certain Suffolk Prospective Financial Information, page 60

1.	We note your statement that the prospective financial information was “not … included … to influence a shareholder’s decision regarding how to vote on any given proposal, but because [it] was provided to Suffolk’s financial advisor.” Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the prospectus.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 61 of the Registration Statement.

Interests of Suffolk’s Directors and Executive Officers in the Merger, page 61

Post-Closing Roles, page 63

2.	We note that Mr. Bluver is expected to be offered the role of New York Market President of People’s United following the effective time of the merger. Please revise to provide the information required by Item 18(a)(5) of Form S-4, including disclosure of the material terms of Mr. Bluver’s employment arrangement, if known.

We respectfully advise the Staff that no disclosure is required under Item 18(a)(5), as the material terms of a possible employment arrangement with Mr. Bluver have not yet been determined. We have added disclosure to the Registration Statement indicating that the material terms of a possible employment arrangement with Mr. Bluver have not yet been determined. Please see page 63 of the Registration Statement.

Securities and Exchange Commission

Attention: Christian Windsor, Special Counsel, Office of Financial Services

The Merger Agreement, page 71

Representations and Warranties, page 73

3.	We note your disclosure that the representations and warranties made in the merger agreement were made for purposes of the agreement between People’s United and Suffolk and that they should not be relied upon by investors as characterizations of the actual state of facts or condition of People’s United, Suffolk, or any of their subsidiaries or affiliates. Disclosure with respect to an agreement’s representations, warranties, and covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Please revise your disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws.

We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 75 and 76 of the Registration Statement.

*     *     *     *     *      *

Please note that People’s United has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Lee Meyerson (212-455-3675) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Elizabeth Cooper
Elizabeth Cooper

cc: William H. Dorton

Securities and Exchange Commission

Robert E. Trautmann, Esq.

People’s United Financial, Inc.

Howard C. Bluver

Suffolk Bancorp

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz